UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SILVER SPIKE INVESTMENT CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

828174102

(CUSIP Number)

February 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Graticule Asia Macro Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 118,040
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 118,040
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,040
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Graticule Asia Macro Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 118,040
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 118,040
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,040
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Graticule Asia Macro Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 118,040
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 118,040
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,040
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Graticule Managed Fund C Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 122,099
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 122,099
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,099
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Graticule Managed Fund C Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 122,099
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 122,099
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,099
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON CMAP Graticule Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 117,003
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 117,003
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Graticule Asia Macro Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 357,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 357,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Graticule Asset Management Asia, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 357,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 357,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Graticule Asset Management Asia General Partner (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 357,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 357,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Adam Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 357,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 357,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

Silver Spike Investment Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

660 Madison Avenue, Suite 1600, New York, New York 10065

Item 2(a). Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the Reporting Persons”):

(1)	Graticule Asia Macro Master Fund Ltd.
(2)	Graticule Asia Macro Fund LP
(3)	Graticule Asia Macro Fund Ltd.
(4)	Graticule Managed Fund C Master Fund Ltd
(5)	Graticule Managed Fund C Ltd
(6)	CMAP Graticule Fund Limited
(7)	Graticule Asia Macro Advisors LLC
(8)	Graticule Asset Management Asia, L.P.
(9)	Graticule Asset Management Asia General Partner (Cayman) Ltd.
(10)	Adam Levinson

The securities reported herein are held by Graticule Asia Macro Master Fund Ltd., Graticule Managed Fund C Master Fund Ltd and CMAP Graticule Fund Limited (the “Graticule Funds”). Graticule Asia Macro Fund LP and Graticule Asia Macro Fund Ltd. are the shareholders of Graticule Asia Macro Master Fund Ltd. Graticule Managed Fund C Ltd is the sole shareholder of Graticule Managed Fund C Master Fund Ltd. Graticule Asia Macro Advisors LLC is the investment manager of each of the Graticule Funds and their shareholders. Graticule Asset Management Asia, L.P. is the sole member of Graticule Asia Macro Advisors LLC. Graticule Asset Management Asia General Partner (Cayman) Ltd. is the general partner of Graticule Asset Management Asia, L.P. Adam Levinson is the sole shareholder of Graticule Asset Management Asia General Partner (Cayman) Ltd.

Each Reporting Person may be deemed to beneficially own the shares of Common Stock (as defined below) beneficially owned by the Graticule Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Graticule Funds to the extent they directly hold Common Stock) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of Graticule Asia Macro Master Fund Ltd., Graticule Asia Macro Fund Ltd., Graticule Managed Fund C Master Fund Ltd, Graticule Managed Fund C Ltd, CMAP Graticule Fund Limited, Graticule Asset Management Asia, L.P., and Graticule Asset Management Asia General Partner (Cayman) Ltd. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104

The principal business address of each of Graticule Asia Macro Advisors LLC and Mr. Levinson is 1 Wallich Street, #16-03, Guoco Tower, Singapore 078881.

The principal business address of Graticule Asia Macro Fund LP is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e). CUSIP Number:

828174102.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4. Ownership.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

Calculations of the beneficial ownership percentage are based on 6,071,815 shares of Common Stock outstanding as of February 4, 2022, as reported in the Issuer’s Form 424B1 filed on February 4, 2022.

(c)	Number of shares as to which such person has:

(i)        Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)       Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)      Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)      Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Graticule Asia Macro Master Fund Ltd.

By:	/s/ Oren Katz
Name: Oren Katz
Title: Authorized Signatory

Graticule Asia Macro Fund LP

By:	/s/ Oren Katz
Name: Oren Katz
Title: Authorized Signatory

Graticule Asia Macro Fund Ltd.

By:	/s/ Oren Katz
Name: Oren Katz
Title: Authorized Signatory

Graticule Managed Fund C Master Fund Ltd

By:	/s/ Oren Katz
Name: Oren Katz
Title: Authorized Signatory

Graticule Managed Fund C Ltd

By:	/s/ Oren Katz
Name: Oren Katz
Title: Authorized Signatory

CMAP Graticule Fund Limited
By: Graticule Asia Macro Advisors LLC, in its capacity as Trading Advisor

By:	/s/ Oren Katz
Name: Oren Katz
Title: Authorized Signatory

Graticule Asia Macro Advisors LLC

By:	/s/ Oren Katz
Name: Oren Katz
Title: Authorized Signatory

Graticule Asset Management Asia, L.P

By:	/s/ Oren Katz
Name: Oren Katz
Title: Authorized Signatory

Graticule Asset Management Asia General Partner (Cayman) Ltd.

By:	/s/ Oren Katz
Name: Oren Katz
Title: Authorized Signatory

Adam Levinson

By:	/s/ Adam Levinson
Name: Adam Levinson

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.